Exhibit 12
AIRGAS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except ratios)

Ratio of Earnings to Fixed Charges	2010	2011	2012	2013	2014
EARNINGS COMPUTATION:
Add:
Pretax income from continuing operations	$314,046	$406,933	$492,166	$543,417	$551,906
Fixed charges	107,843	98,542	103,227	105,651	112,005
	$421,889	$505,475	$595,393	$649,068	$663,911
Subtract:
Capitalized interest	(2,873)	(2,336)	(869)	(594)	(227)
Earnings for purposes of computation	$419,016	$503,139	$594,524	$648,474	$663,684
FIXED CHARGES COMPUTATION:
Interest (1)	$74,312	$65,055	$69,715	$70,670	$75,588
Estimate of the interest component of rent expense	33,531	33,487	33,512	34,981	36,417
Fixed charges for purposes of computation	$107,843	$98,542	$103,227	$105,651	$112,005
RATIO OF EARNINGS TO FIXED CHARGES	3.89X	5.11X	5.76X	6.14X	5.93X

(1) Includes interest expense, capitalized interest, amortization of capitalized financing costs and original issuance bond discounts, and discount on trade receivables securitization.